     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 1997
                                                       REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                               -----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               -----------------

                               KOO KOO ROO, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


          DELAWARE                                              22-3132583
(STATE OR OTHER JURISDICTION                                  (IRS EMPLOYER
OF INCORPORATION OR ORGANIZATION)                         IDENTIFICATION NUMBER)


                    11075 SANTA MONICA BOULEVARD, SUITE 225
                         LOS ANGELES, CALIFORNIA 90025
                                 (310) 479-2080
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ROBERT F. KAUTZ
                            CHIEF FINANCIAL OFFICER
                    11075 SANTA MONICA BOULEVARD, SUITE 225
                         LOS ANGELES, CALIFORNIA 90025
                                 (310) 479-2080
 (NAME, ADDRESS, INCLUDING ZIP CODE, TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)

                                   Copies to:

       Ronald D. Garber, Esq.                       Anthony J. Richmond, Esq.
          Koo Koo Roo, Inc.                             Latham & Watkins
11075 Santa Monica Boulevard, Suite 225        633 West Fifth Street, Suite 4000
    Los Angeles, California 90025                Los Angeles, California  90071
           (310) 479-2080                                (213) 485-1234


                               -----------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If delivery of the same prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================
      Title of Each                                 Proposed Maximum     Proposed Maximum      Amount of
   Class of Securities             Amount to be      Offering Price     Aggregate Offering    Registration
    to be Registered             Registered(1)(2)     Per Share (3)          Price (3)            Fee
----------------------------------------------------------------------------------------------------------
Common Stock, par value
$0.01 per share...........          5,650,000            $7.0938           $40,079,970           $12,145
==========================================================================================================
                                                                       (cover continued on following page)

(1) Includes the registration for resale of the following: (i) all shares of Common Stock issuable upon conversion of 290,000 shares of the Registrant's 6% Adjustable Convertible Preferred Stock issued in a private placement in February 1997; (ii) all shares of Common Stock issuable upon conversion of 29,000 shares of the Registrant's 6% Adjustable Convertible Preferred Stock issuable upon the exercise of warrants issued in connection with the foregoing private placement; (iii) all shares of Common Stock issuable upon conversion of shares of the Registrant's 6% Adjustable Convertible Preferred Stock issuable, in lieu of cash, as dividends in respect of shares of the Registrant's 6% Adjustable Convertible Preferred Stock; (iv) 155,204 shares of Common Stock originally issued in other private placement transactions; and (v) 520,000 shares of Common Stock issuable upon exercise of outstanding options and warrants originally issued in other private placement transactions. Estimated solely for purposes of calculating the registration fee in connection with this Registration Statement; assumes that all shares of the Registrant's 6% Adjustable Convertible Preferred Stock are converted into shares of Common Stock based on a market price of $7.1875 per share of Common Stock (the last reported sales price reported by Nasdaq on March 11, 1997).

(2) In the event of a stock split, stock dividend or similar transaction involving the Common Stock of the Registrant, in order to prevent dilution, the number of shares of Common Stock registered hereby shall be automatically increased to cover the additional shares of Common Stock in accordance with Rule 416 under the Securities Act of 1933, as amended.

(3) Estimated solely for the purpose of calculating the registration fee. The proposed Maximum Aggregate Offering Price was calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, on the basis of the average of the high and low prices reported on the Nasdaq National Market on March 11, 1997.

                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS
                             SUBJECT TO COMPLETION,
                              DATED MARCH 13, 1997

                               5,650,000 SHARES*

                               KOO KOO ROO, INC.

                                  COMMON STOCK

                           (Par Value $.01 per Share)

                           --------------------------

     All of the shares of Common Stock, par value $.01 per share ("Common Stock"), of Koo Koo Roo, Inc., a Delaware corporation (the "Company"), offered hereby (the "Shares") are being offered by certain selling securityholders of the Company (the "Selling Stockholders") as described more fully herein. The Company will not receive any of the proceeds from the sale of the Shares offered hereby. All expenses of this offering will be paid for by the Company except for commissions, fees and discounts of any underwriters, brokers, dealers or agents retained by the Selling Stockholders. The Common Stock is traded on the Nasdaq National Market under the symbol "KKRO." On March 11, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $7.1875 per share. Investors are urged to obtain current market data. See "Use of Proceeds," "Selling Stockholders" and "Plan of Distribution."

     * The shares of Common Stock offered hereby includes the resale of such presently indeterminate number of shares of Common Stock as shall be issued in respect of: (i) all shares of Common Stock issuable upon conversion of or otherwise in respect of 290,000 shares of the Registrant's 6% Adjustable Convertible Preferred Stock, par value $.01 and liquidation preference $100 per share (the "Series B Convertible Preferred Stock"), issued in a private placement in February 1997 (the "1997 Private Placement"); (ii) all shares of Common Stock issuable upon conversion of or otherwise in respect of 29,000 shares of Series B Convertible Preferred Stock issuable upon the exercise of warrants (the "Series B Convertible Preferred Stock Warrants") issued in connection with the foregoing private placement; (iii) all shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock issuable, in lieu of cash, as dividends in respect of shares of Series B Convertible Preferred Stock; (iv) 155,204 shares of Common Stock originally issued in other private placement transactions; and (v) 520,000 shares of Common Stock issuable upon exercise of outstanding options and warrants originally issued in other private placement transactions. The number of shares of Common Stock indicated to be issuable in connection with such transactions and offered for resale hereby is an estimate based upon the market price of the Common Stock set forth above, is subject to adjustment and could be materially less or more than such estimated amount depending upon factors which cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock and the decisions by the holders of Series B Convertible Preferred Stock as to when to convert such shares. If, however, the above-noted market price of the Common Stock were used to determine the number of shares issuable as of the first date on which the Series B Convertible Preferred Stock may be converted, the Company would be obligated to issue a total of approximately 4,970,000 shares of Common Stock if all 319,000 shares of Series B Convertible Preferred Stock outstanding or issuable upon the exercise of Series B Convertible Preferred Stock Warrants were converted on such dates. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock or as to when holders will elect to convert shares of Series B Convertible Preferred Stock into shares of Common Stock. See "Risk Factors--Effect of Conversion of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock" and "Description of Capital Stock."

                           --------------------------

     THE SECURITIES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK AND IMMEDIATE SUBSTANTIAL DILUTION. ACCORDINGLY, PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH UNDER THE CAPTION "RISK FACTORS" ON PAGE 8 OF THIS PROSPECTUS.

                           --------------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
         AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR
            HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE
                 SECURITIES COMMISSION PASSED UPON THE ACCURACY
                      OR ADEQUACY OF THIS PROSPECTUS.  ANY
                         REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

               The Date of this Prospectus is             , 1997

                             AVAILABLE INFORMATION

     The Company is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities of the Commission located at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at the New York Regional Office of the Commission, Seven World Trade Center, Suite 1300, New York, New York 10048, and at the Chicago Regional Office of the Commission, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511, or by way of the Commission's Internet address, http://www.sec.gov. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such reports and other information may also be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     The Company has filed with the Commission a Registration Statement on Form S-3 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the registration of the shares of Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus or in any document incorporated by reference herein as to the contents of any contract or other documents referred to herein or therein are not necessarily complete and, in each instance, reference is made to the copy of such documents filed as an exhibit to the Registration Statement or such other documents, which may be obtained from the Commission as indicated above upon payment of the fees prescribed by the Commission. Each of such statements is qualified in its entirety by such reference.

                           FORWARD LOOKING STATEMENTS

     The forward looking statements and comments contained in this Prospectus concerning, among other things, the prospects for the Company to grow rapidly and attain profitable operations, are necessarily subject to risks and uncertainties, some of which are significant in scope and nature. Actual results will be dependent upon many factors the outcome of which cannot be predicted as of the date of this Prospectus. The Company believes that it has summarized the most significant of such factors of which it is aware under the
caption "Risk Factors."   Accordingly, prospective investors should carefully
consider such Risk Factors, which are provided commencing on Page 8 of this Prospectus, in addition to the other information provided herein and incorporated herein by reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by the Company with the Commission, are incorporated herein by reference: (i) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995; (ii) the Company's Current Reports on Form 8-K dated March 18, 1996, February 27, 1997 and March 6, 1997; (iii) the Company's Quarterly Report on Form 10-Q for the quarters ended March 31, 1996, June 30, 1996 and September 30, 1996; (iv) the
Company's Proxy Statement dated March   , 1997 related to the Special Meeting of
Stockholders expected to be held on April 17, 1997. In addition, each document filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to termination of the offering of the Shares shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date such document is filed with the Commission.

     Any statement contained herein, or any document, all or a portion of which is incorporated or deemed to be incorporated by reference herein, shall be deemed to be modified or superseded for purposes of the

Registration Statement and this Prospectus to the extent that a statement contained herein, or in any subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of the Registration Statement or this Prospectus. All information appearing in this Prospectus is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the documents incorporated herein by reference. This Prospectus incorporates documents by reference which are not presented herein or delivered herewith. These documents (other than exhibits thereto) are available without charge, upon written or oral request by any person to whom this Prospectus has been delivered, from Ronald D. Garber, General Counsel and Secretary, 11075 Santa Monica Blvd., Suite 225, Los Angeles, California 90025, telephone number (310) 479-2080.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere or incorporated by reference in this Prospectus. Without limiting the generality of the foregoing, prospective investors should carefully consider the factors set forth under the caption "Risk Factors."

                                  THE COMPANY

     Koo Koo Roo, Inc. (the "Company") operates restaurants in the emerging food service category of fresh, convenient meals. The restaurants feature the Company's proprietary Original Skinless Flame-Broiled Chicken/TM/, fresh oven-roasted hand-carved turkey, country herb rotisserie chicken, made to order tossed salads, specialty sandwiches on fresh baked rolls, a signature vegetable soup and more than 23 side dishes including hand-mashed potatoes, stuffing, steamed green beans and other vegetables, rices and grains, all prepared fresh in small batches on-site throughout the day. As of December 31, 1996, the Company operated 28 Koo Koo Roo restaurants.

     The Company's restaurants are designed to appeal to consumers who look for good tasting, freshly prepared food, and who also appreciate menu items that are wholesome and healthy. The products are easy to understand, high in quality and generally low in fat, calories and cholesterol, without the negative connotation or taste of "health food." The sights and smells of fresh food preparation, such as turkey carving and salad tossing, are displayed in glass enclosed stations featuring "chefs" in restaurant whites and toques.

     Over the past several years, executive management, together with the Company's corporate chef and professional designers, developed the layout, menu and appearance of the current prototype store, referred to as the Koo Koo Roo California Kitchen/TM/ concept. The performance and continuing improvement of this concept led management to plan for a rapid expansion starting in 1995 and to focus on Company ownership or joint venture relationships rather than franchising. The Company is presently emphasizing growth through the development of additional Koo Koo Roo California Kitchen/TM/ stores which will be either owned and operated by the Company or owned in partnership with domestic and international joint venture partners. The Company intends to act opportunistically to establish additional joint venture arrangements and make restaurant acquisitions and may also grow through the acquisition of complementary businesses. Although the focus in 1997 will be on Company-owned restaurants, the Company may pursue additional joint ventures or franchising in certain markets.

     The Company also owns 90% of the outstanding capital stock of Color Me Mine, Inc. ("Color Me Mine"), a chain of paint-your-own ceramics studios. As of December 31, 1996, there were 11 Company owned Color Me Mine studios and five franchised studios open and operating.

     The Company's principal executive offices are located at 11075 Santa Monica Boulevard, Suite 225, Los Angeles, California 90025 and its telephone number is
(310) 479-2080.

                              RECENT DEVELOPMENTS

     On February 27, 1997, the Company completed a private placement transaction in which the Company received gross proceeds of $29.0 million in connection with the issuance of 290,000 shares of its Series B Convertible Preferred Stock. In connection with the private placement, the Company also agreed to issue warrants to purchase 29,000 shares of Series B Convertible Preferred Stock at $100 per share. The number of shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock, including the shares of Series B Convertible Preferred Stock issuable upon exercise of the Series B Convertible Preferred Stock Warrants, is subject to adjustment and will depend upon factors which cannot be predicted by the Company at this time including, among other things, the future market price of the Common Stock and the decisions by holders of shares of Series B Convertible Preferred Stock as to when to convert such shares. See "Risk Factors--Effect of Conversion of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock" and "Description of Capital Stock."

     On March 6, 1997, the Company announced that it had entered into a letter of intent to file a purchase agreement for the purchase, out of bankruptcy, of 14 Hamburger Hamlet restaurants for a purchase price equal to $9.70 million in cash and 150,000 restricted shares of Common Stock plus the assumption of the leases covering the restaurants to be acquired. Ten of the fourteen restaurants are located in California and the remaining four are located in the Washington, D.C. Beltway area. Consummation of the acquisition is subject to approval by the bankruptcy court. The Company presently expects to finance the acquisition either with cash on hand or borrowings under a debt package which is currently being negotiated. No assurance can be given, however, that the acquisition of the Hamburger Hamlet restaurants will be consummated. See "Risk Factors-- Proposed Expansion; Need for Additional Financing," "--Management of Growth" and "Recent Developments."

                                  THE OFFERING

Common Stock Offered by the
  Selling Stockholders (estimate).............. 5,650,000 shares (1)

Shares of Common Stock Outstanding
  Prior to the Offering........................ 15,861,310 shares (2)

Use of Proceeds................................ The proceeds from the sale of the shares of Common Stock
                                                offered hereby are solely for
                                                the account of the Selling
                                                Stockholders. Accordingly, the
                                                Company will receive none of the
                                                proceeds from sales thereof. See
                                                "Use of Proceeds."

Nasdaq National Market Common Stock Symbol..... KKRO

-------------
(1) As set forth in the text on the cover of this Prospectus, this offering includes the resale of such presently indeterminate number of shares of Common Stock as shall be issued in respect of: (i) all shares of Common Stock issuable upon conversion of or otherwise in respect of 290,000 shares of the Series B Convertible Preferred Stock issued in the 1997 Private Placement; (ii) all shares of Common Stock upon conversion of or otherwise in respect of 29,000 shares of the Series B Convertible Preferred Stock issuable upon the exercise of the Series B Convertible Preferred Stock Warrants; (iii) all shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock issuable, in lieu of cash, as dividends in respect of shares of Series B Convertible Preferred Stock; (iv) 155,204 shares of Common Stock originally issued in other private placement transactions; and (v) 520,000 shares of Common Stock issuable upon exercise of outstanding options and warrants originally issued in other private placement transactions. The number of shares of Common Stock indicated to be offered hereby on the cover of this Prospectus and above is an estimate based upon the market price of the Common Stock set forth on the cover page of this Prospectus assuming that all shares of Series B Convertible Preferred Stock are converted on the first date permitted. The number of shares of Common Stock issuable in connection with such transactions and offered for resale hereby is subject to adjustment and could be materially less or more than such amount depending upon factors which cannot be predicted by the Company at this time, including, among others, the future market price of the Common Stock and the decisions by the holders of Series B Convertible Preferred Stock as to when to convert such shares. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock or as to when holders will elect to convert shares of Series B Convertible Preferred Stock into shares of Common Stock. See "Risk Factors--Effect of Conversion of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock" and "Description of Capital Stock. "

(2) As of December 31, 1996, excludes: (i) approximately 7.6 million shares of Common Stock subject to presently outstanding options granted by the Company under certain stock option plans and through direct grants, of which approximately 3.7 million shares are issuable under options exercisable as of the date of this Prospectus; (ii) approximately 1.6 million shares of Common Stock issuable upon the exercise of presently outstanding warrants to purchase Common Stock, of which approximately 1.5 million shares are issuable pursuant to warrants exercisable as of the date of this Prospectus; (iii) approximately 4.9 million shares of Common Stock estimated to be issuable upon conversion of presently outstanding shares of the Company's 5% Series A Adjustable Convertible Preferred Stock (the "Series A Convertible Preferred Stock") issued in a private placement transaction during 1996 (the "1996 Private Placement"); (iv) approximately 520,000 shares of Common Stock estimated to be issuable upon conversion of or otherwise in respect of 108,000 shares of Series A Convertible Preferred Stock issuable upon the exercise of presently outstanding warrants issued in connection with the 1996 Private Placement (the "Series A Convertible Preferred Stock Warrants"); and (v) the shares of Common Stock offered hereby, except for the 155,204 shares of Common Stock identified in clause
    (iv) of footnote (1) above. Also excludes 72,512 treasury shares. The number of shares of Common Stock indicated to be issuable pursuant to clauses (iii) through (v) of this footnote (2) is estimated based on the market price of the Common Stock set forth on the cover page of this Prospectus, assuming that all shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are converted on the first date permitted. As of December 31, 1996, there were

    1,027,193 shares of Series A Convertible Preferred Stock outstanding which had not yet been converted into shares of Common Stock. The number of shares of Common Stock issuable upon conversion of such shares of Series A Convertible Preferred Stock is subject to adjustment and could be materially less or more than such amount depending upon factors which cannot be predicted at this time, including, among others, the future market price of the Common Stock and the decisions by holders of shares of Series A Convertible Preferred Stock as to when to convert such shares. See "Risk Factors--Dilutive Effect of Options and Warrants to Purchase Common Stock; Shares Available for Future Sale," "--Effect of Conversion of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock," "Description of Capital Stock" and "Shares Available for Future Sale."

                                  RISK FACTORS

     The securities offered hereby involve a high degree of risk including, but not necessarily limited to, the risk factors described below. Each prospective investor should carefully consider the following risk factors inherent in and affecting the business of the Company and this offering before making an investment decision.

     LIMITED OPERATING HISTORY; LIMITED REVENUES; HISTORY OF LOSSES. The Company was organized in February 1987 and opened its first restaurant in August 1988 (which has since been closed). In addition, more than half of the Company's owned and operated restaurants were opened during 1995 or 1996. As a result, the Company has a limited operating history upon which an evaluation of the Company's performance can be made. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered in the establishment of a new business and concept in the highly competitive restaurant industry, which is characterized by a high failure rate. Since inception, the Company has generated limited revenues and has generally incurred operating losses. There can be no assurance that the Company will generate significant revenue or achieve profitable operations.

     LIMITED NUMBER OF RESTAURANTS IN OPERATION; GEOGRAPHIC CONCENTRATION OF RESTAURANTS; DEPENDENCE ON DISCRETIONARY SPENDING. As of December 31, 1996, the Company operated 28 Koo Koo Roo restaurants. Of these, eight restaurants had been in operation for more than two years and 12 restaurants had been in operation for less than one year. Twenty-one restaurants are in Southern California, including seven restaurants opened in Southern California during 1996. The Company's revenues are dependent on discretionary spending by consumers, particularly by consumers living in the communities in which the restaurants are located. A significant weakening in any of the local economies in which the Company operates may cause the residents of such communities to curtail discretionary spending which, in turn, could have a material adverse effect on the results of operations and financial position of the entire Company. Consequently, the results achieved to date by the Company's restaurants may not be indicative of the prospects or market acceptance of a larger number of restaurants, particularly in wider and more geographically dispersed areas with varied demographic characteristics.

     UNCERTAINTY OF MARKET ACCEPTANCE. The Company has limited marketing experience and to date has engaged in limited marketing activities. Achieving consumer awareness and market acceptance, particularly as the Company seeks to penetrate new markets, will require substantial efforts and expenditures by the Company. There can be no assurance that the Company's restaurants and ceramics studios will achieve significant market acceptance.

     PROPOSED EXPANSION; NEED FOR ADDITIONAL FINANCING. Although the Company intends to pursue a strategy of aggressive growth, the Company must depend on a limited number of key experienced personnel in affecting this expansion. The Company's proposed expansion (including, without limitation, accomplishment of its new restaurant opening plans and expansion of Color Me Mine) will be dependent on, among other things, market acceptance of the Company's business concepts, the availability of suitable sites, timely development and construction of stores, the hiring of skilled management and other personnel, the general ability to successfully manage growth including monitoring stores, controlling costs and maintaining effective quality controls, and the availability of adequate financing. The Company may also grow through the acquisition of existing businesses to the extent that such businesses can be acquired on advantageous terms and meet the Company's investment and market criteria. There can be no assurance that the Company will be successful in its proposed expansion. Until the Company increases the size of its base of restaurants and ceramics studios, the lack of success of a small number of stores may have a disproportionate impact on the Company's performance. To implement its expansion, the Company expects to issue additional equity securities in the future and, if market conditions permit, may incur additional indebtedness. The Company regularly investigates and pursues transactions to raise such capital. There can be no assurance that such additional capital, if and when required, will be available on terms acceptable to the Company, or at all. In addition, future issuances of Common Stock, if any, would dilute the present ownership of all stockholders in the Company, including investors purchasing shares in this offering. See "Use of Proceeds."

     EFFECT OF CONVERSION OF SERIES A CONVERTIBLE PREFERRED STOCK AND SERIES B CONVERTIBLE PREFERRED STOCK. The Company's Series A Convertible Preferred Stock and Series B Convertible Preferred Stock entitles the holders thereof to convert such shares into shares of Common Stock. The exact number of shares of Common Stock issuable upon conversion of all of the Series A Convertible Preferred Stock, and the shares of Common Stock offered hereby issuable upon the conversion of all of the shares of the Series B Convertible Preferred Stock, cannot currently be estimated but, generally, such issuances of Common Stock, respectively, will vary inversely with the market price of the Common Stock. The holders of Common Stock will be materially diluted by conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock which dilution will depend on, among other things, the future market price of the Common Stock and the decisions by holders of shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock as to when to convert such shares. On March 11, 1997, the last reported sales price of the Common Stock on the Nasdaq National Market was $7.1875 per share. If such market price were used to determine the number of shares of Common Stock issuable as of the first date on which the outstanding shares of Series A Convertible Preferred Stock may be converted, the Company would issue a total of approximately 5,420,000 shares of Common Stock (which amount also assumes the exercise of the outstanding Series A Convertible Preferred Stock Warrants). In addition, if such market price of the Common Stock were used to determine the number of shares of Common Stock issuable as of the first date on which the outstanding shares of Series B Convertible Preferred Stock may be converted, the Company would issue a total of approximately 4,970,000 shares of Common Stock (which amount also assumes the exercise and conversion of the

Series B Convertible Preferred Stock Warrants). To the extent the market price per share of the Common Stock is lower or higher than $7.1875 as of any date on which outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock are converted, the Company would issue more or less shares of Common Stock than reflected in such estimate, and such difference could be material. The number of shares of Common Stock issuable in connection with the outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock is not a linear function of the market price of the Common Stock, and will increase at an increasing rate as such market price decreases (and decrease at a decreasing rate as such market price increases) relative to a given assumed market price. The number of shares of Common Stock may also increase should holders of Series A Convertible Preferred Stock and, particularly, Series B Convertible Preferred Stock continue to hold such shares, thereby causing the discount to market price applicable upon conversion of such shares to increase. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock or as to when holders will elect to convert shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock into shares of Common Stock. The holders of the outstanding shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock also possess certain registration rights, including the right to include all of the shares of Common Stock that such holders may desire to sell in certain underwritten public offerings by the Company. The terms of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock do not provide for any limit on the number of shares of Common Stock which the Company may be required to issue in respect thereof. Stock market volatility, whether related to the stock market generally or the Company specifically, and if coincident in time with conversions of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock, will impact directly the number of shares of Common Stock issuable upon conversion thereof. See "-- Securities Market Factors" and "Description of Capital Stock."

     DILUTIVE EFFECT OF OPTIONS AND WARRANTS TO PURCHASE COMMON STOCK; SHARES AVAILABLE FOR FUTURE SALE. As of December 31, 1996, the Company had granted options to purchase an aggregate of approximately 7.5 million shares (excluding approximately 70,000 shares of Common Stock offered hereby issuable upon exercise of certain options issued in other private placement transactions), and warrants to purchase an aggregate of approximately 1.1 million shares (excluding approximately 450,000 shares of Common Stock offered hereby issuable upon exercise of certain warrants issued in other private placement transactions), of Common Stock at exercise prices ranging from $0.625 per share to $10.00 per share, with a weighted average exercise price of $6.22 per share. In the event that all such options and warrants are exercised for cash, the aggregate proceeds to the Company would be approximately $52.7 million. To the extent that the stock options and warrants are exercised, material dilution of the ownership interest of the Company's present stockholders will occur. The Company also expects that in the ordinary course of its business it will issue additional warrants and grant additional stock options including, but not limited to, options granted pursuant to its Stock Awards and Director's Stock Option Plans. Investors should note that the recent trading prices of the Common Stock significantly exceeds the Company's book value for financial accounting purposes. In addition, the approximately 1.1 million shares of Common Stock issuable upon exercise of presently outstanding warrants and a significant portion of the outstanding stock options and restricted shares of Common Stock are subject to certain registration rights and, upon the effectiveness of a registration statement covering such shares, will be eligible for resale in the public market without restriction under the Securities Act. Sales of substantial amounts of Common Stock by stockholders, or the perception that such sales could occur, could adversely affect the market price for the Common Stock. See "-- Effect of Conversion of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock," "--Securities Market Factors," "Description of Capital Stock" and "Shares Available for Future Sale."


     MANAGEMENT OF GROWTH. The Company's business has grown rapidly in recent periods and management's plans call for continued growth, which may place significant strains on the Company's managerial, operational, financial and information systems. This growth has in the past and may in the future involve the acquisition of restaurants or complementary businesses. Acquisitions may involve a number of special risks, including diversion of management's attention, the inability to integrate successfully any acquired business, the incurrence of legal liabilities and unanticipated events or circumstances, some or all of which could have a material adverse effect on the Company's results of operations, financial condition, business and prospects. The Company's success also depends to a significant extent on the ability of its executive officers and other members of senior management to respond to these challenges effectively. The Company's expansion has also resulted in substantial growth in the number of its employees, resulting in increased responsibility for both existing and new management personnel. In addition, the Company is in the ongoing process of evaluating and enhancing its operating and financial procedures and systems in an effort to increase efficiencies in managing its expanding business. There can be no assurance that the Company's management will be able to manage future expansions successfully, or that its management, personnel or system will be adequate to support the Company's operations or will be implemented in a cost-effective or timely manner. Any such inabilities or inadequacies would have a material adverse effect on the Company's business, operating results and financial condition.

     On March 6, 1997, the Company announced that it had entered into a letter of intent to file a purchase agreement for the purchase, out of bankruptcy, of 14 Hamburger Hamlet restaurants. No assurance can be given that the acquisition of these Hamburger Hamlet restaurants will be consummated, or, if consummated, that Company would be able to manage and operate such restaurants successfully, either of which could have a material adverse effect on the Company's business, operating results and financial condition. See "--Proposed Expansion; Need for Additional Financing" and "Recent Developments."

     COMPETITION. The restaurant industry, and particularly the quick-service segment, is highly competitive with respect to price, service and location, and numerous well-established competitors possess substantially greater financial, marketing, personnel and other resources than the Company. In addition, the quick-service industry is characterized by the frequent introduction of new products, accompanied by substantial promotional campaigns. The Company is required to respond to various factors affecting the restaurant industry, including changes in consumer preferences, tastes and eating habits, demographic trends and traffic patterns, increases in food and labor costs, competitive pricing and national, regional and local economic conditions. In recent years numerous companies in the quick-service industry have introduced products, including chicken, which were developed to capitalize on growing consumer preference for food products which are, or are perceived to be, healthful, nutritious, low in calories and low in fat content. It can be expected that the Company will be subject to increasing competition from companies whose products or marketing strategies address these consumer preferences. There can be no assurance that consumers will regard the Company's products as sufficiently distinguishable from competitive products (such as, for example, those offered by El Pollo Loco and Boston Market), that substantially equivalent products will not be introduced by the Company's competitors or that the Company will be able to compete successfully. Similarly, Color Me Mine will likely face significant competition from similar concepts and other businesses providing leisure and entertainment services.

     DEPENDENCE UPON KEY PERSONNEL. The success of the Company is largely dependent on the efforts of certain key personnel of the Company, including Kenneth Berg, its Chairman of the Board and Chief Executive Officer, and other key executives. Although the Company has entered into employment agreements with certain of its executive officers, none of such agreements obligate these employees to continue to work for the Company. The loss of their services would have a material adverse effect on the Company. Additionally, in order to successfully implement its proposed expansion and manage anticipated growth, the Company will be dependent upon its ability to retain existing and hire additional qualified personnel. There can be no assurance that the Company will be able to retain or hire necessary personnel.

     POSSIBLE CONFLICTS OF INTEREST; BENEFITS TO CERTAIN EXECUTIVE OFFICERS AND STOCKHOLDERS. Kenneth Berg's employment agreement with the Company provides that he is obligated to devote his full-time services to the Company but is permitted to continue to engage in the other business activities currently conducted by him. However, his employment agreement provides that he may do so only so long as such activities do not conflict with or otherwise unreasonably interfere with the performance of his services to the Company. Mr. Berg's employment agreement also provides for significant payments to him upon the occurrence of certain defined events including, among others, his termination without "cause" and a "change in control" of the Company.

     GOVERNMENT REGULATIONS. The Company is subject to various federal, state and local laws and regulations affecting its business. The Company's stores are subject to regulation by various governmental agencies, including those responsible for compliance with state and local licensing, zoning, land use, construction and environmental regulations and various health, sanitation, safety and fire standards. Any difficulties or failure in obtaining required licenses or approvals could delay or prevent the opening of a new store. In addition, suspension of certain licenses or approvals, due to failure to comply with applicable regulations or otherwise, could interrupt the operations of the affected store or otherwise adversely affect the store or the Company. The Company is also subject to federal and state laws establishing minimum wages and regulating overtime and working conditions. Since many of the Company's restaurant personnel are paid at rates which may be affected by the federal minimum wage, increases in such minimum wage (which recently have been enacted by Congress and the State of California) may result in an increase in the Company's labor costs. The Company cannot predict the impact on its results of operations should applicable federal or State minimum wage laws be changed. Federal and state franchise laws will also impose significant compliance obligations on the Company as it pursues the expansion of Color Me Mine.

     INSURANCE AND POTENTIAL LIABILITY. The Company maintains insurance, including insurance relating to personal injury, in amounts which the Company currently considers adequate. Nevertheless, a partially or completely uninsured claim against the Company, if successful and of sufficient magnitude, could have a material adverse effect on the Company.

     SECURITIES MARKET FACTORS. The market price for the Company's Common Stock is significantly affected by such factors as the Company's financial results, opening of new restaurants and ceramics studios and performance of existing stores, introduction of new products by the Company or its competitors, status of compliance with franchise regulation and various factors affecting the quick-service restaurant and leisure time industries generally. Additionally, in recent years, the stock market has experienced a high level of price and volume volatility and market prices for many companies, particularly small emerging growth companies, have experienced wide price fluctuations not necessarily related to the operating performance of such companies. The market price for the Common Stock may be affected by general stock market volatility. Any such volatility, whether related to the stock market generally or the Company specifically, and if coincident in time with conversions of Convertible Preferred Stock, will also impact directly the number of shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock and in respect of the other securities issued in the Company's 1996 Private Placements and 1997 Private Placement. See "--Effect of Conversion of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock" and "Description of Capital Stock."

     NO COMMON STOCK DIVIDENDS. To date, the Company has not paid any cash dividends on its Common Stock and does not intend to declare any such dividends in the foreseeable future. The Company is obligated to pay dividends at the rate of 5% per annum on its Series A Convertible Preferred Stock (which may be paid in cash or, subject to certain restrictions, in shares of Common Stock which may be offered for resale under the Securities Act) and 6% per annum on its Series B Convertible Preferred Stock (which may be paid in cash or, subject to certain restrictions, in additional shares of Series B Convertible Preferred Stock convertible into shares of Common Stock which may be offered for resale hereunder). During 1996, the dividends payable in respect of the Series A Convertible Preferred Stock for the quarter ended March 31, 1996 was paid in cash and the remaining three quarterly dividends were paid in shares of Common Stock. Future dividend payments in respect of the Series A Convertible Preferred Stock are also expected to be made by issuing additional shares of Common Stock. The Company currently plans to pay all dividends on Series B Convertible Preferred Stock in additional shares of Series B Convertible Preferred Stock. See "Description of Capital Stock--Preferred Stock--Series A Convertible Preferred Stock" and "--Series B Convertible Preferred Stock."

     POSSIBLE ISSUANCE OF ADDITIONAL SHARES OF PREFERRED STOCK WITHOUT STOCKHOLDER APPROVAL. The Company's Certificate of Incorporation authorizes the issuance of "blank check" Preferred Stock with such designations, rights and preferences as may be determined from time-to-time by the Company's Board of Directors. Accordingly, the Board is empowered, without approval by holders of the Common Stock, to issue additional shares of Preferred Stock with dividend, liquidations, redemption, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the Common Stock. It was pursuant to this authority that the shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock were issued. In the event of issuance, Preferred Stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. The Company may issue additional shares of Preferred Stock in the future to raise capital. See "Description of Capital Stock."

                                USE OF PROCEEDS

     The proceeds from the sale of the shares of Common Stock offered hereby are solely for the account of the Selling Stockholders. Accordingly, the Company will receive none of the proceeds from sales thereof. However, certain of the shares of Common Stock offered hereby are issuable in the future upon the conversion of shares of Series B Convertible Preferred Stock issuable upon the exercise of the 29,000 Series B Convertible Preferred Stock Warrants issued in connection with the 1997 Private Placement. If all of such warrants to purchase Series B Convertible Preferred Stock were exercised, the Company would receive gross proceeds of approximately $2.9 million in the aggregate, unless such warrants are exercised, at the holders option, on a net basis without the payment of additional consideration pursuant to the terms of such warrants. In addition, if all of the approximately 520,00 shares of Common Stock offered hereby issuable upon the exercise of options and warrants issued in other private placement transactions are exercised, the Company would receive gross proceeds of approximately $3.1 million in the aggregate. The Company expects to use the proceeds from the exercise of such warrants and options, if any, for general corporate purposes. See "Description of Capital Stock."


                              RECENT DEVELOPMENTS

     On February 27, 1997, the Company completed a private placement offering of 290,000 shares of the Company's newly established Series B Convertible Preferred Stock and received aggregate net proceeds therefrom of approximately $26.9 million (after cash fees to the placement agent and estimated transaction expenses). The Series B Convertible Preferred Stock has a liquidation preference of $100.00 per share, is non-voting and is entitled to quarterly dividends of 6% per annum, first payable on August 1, 1997, which dividends may be paid either in cash or, at the option of the Company, in additional shares of Series B Convertible Preferred Stock, valued at $100.00 per share. On the 91st day after the date of issuance (or on such earlier date as the registration statement in connection with the Series B Convertible Preferred Stock is declared effective by the Commission), 43,500 shares of the Series B Convertible Preferred Stock will become eligible for conversion. Each month thereafter, a portion of the remaining 246,500 shares of Series B Convertible Preferred Stock will become convertible ratably, such that all shares of Series B Convertible Preferred Stock will be convertible on and after November 1, 1997. The Series B Convertible Preferred Stock will be convertible at a discount to the Common Stock ranging from 3% to 25%, depending upon the date on which such shares are converted. Accordingly, the exact number of shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock cannot be determined and will depend upon, among other things, the future market price of the Common Stock at the date of conversion and the decisions by holders of shares of Series B Convertible Preferred Stock as to when to convert such shares. The Company has agreed to issue to the placement agent in the private placement transaction three-year warrants to purchase 29,000 shares of Series B Convertible Preferred Stock at $100.00 per share and paid 6 3/4% of the gross proceeds from the issuance and sale of the Series B Convertible Preferred Stock as cash consideration for such services. See "Risk Factors--Effect of Conversion of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock" and "Description of Capital Stock."

     On March 6, 1997, the Company announced that it had entered into a letter of intent to file a purchase agreement for the purchase, out of bankruptcy, of 14 Hamburger Hamlet restaurants for a purchase price equal to $9.70 million in cash, 150,000 restricted shares of Common Stock plus the assumption of the leases covering the restaurants to be acquired. Ten of the fourteen restaurants are located in California and the remaining four are located in the Washington, D.C. Beltway area. Consummation of the acquisition is subject to approval by the bankruptcy court. The Company presently expects to finance the acquisition either with cash on hand or borrowings under a debt package which is currently being negotiated. No assurance can be given, however, that the acquisition of these Hamburger Hamlet restaurants will be consummated, that debt financing of such proposed acquisition, if available, would be on terms favorable to the Company, or that the Company, if such proposed purchase is consummated, would be able to manage and operate such restaurants successfully. See "Risk Factors-- Proposed Expansion; Need for Additional Financing" and "--Management of Growth."

                       SHARES AVAILABLE FOR FUTURE SALE

     In general, Rule 144 under the Securities Act, as recently amended by the Commission effective April 27, 1997 ("Rule 144"), provides that a person (or persons whose sales are aggregated) who is an affiliate of the Company or who has beneficially owned shares that were issued and sold in reliance upon exemptions from registration under the Securities Act ("Restricted Shares") for at least one year is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent (1%) of the then outstanding shares of Common Stock or the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a notice of intent to sell. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. However, a person who is not deemed to have been an "affiliate" of the Company at any time during the three months preceding a sale, and who has beneficially owned Restricted Shares for at least two years, is entitled to sell such shares under Rule 144(k) without regard to volume limitations, manner-of-sale provisions, notice requirements or the availability of current public information about the Company. Additional material amendments to Rule 144 have been proposed by the Commission and the Company cannot predict whether such proposed amendments will be adopted or, if adopted, the effect of any such amendment on the Company or the market for shares of the Common Stock.

     Of the approximately 21.5 million shares of Common Stock estimated to be outstanding upon completion of this offering (subject to the assumptions set forth or referred to on the cover page of this Prospectus related to future market prices of the Common Stock and conversion decisions made by holders of the Series B Convertible Preferred Stock), approximately 19.0 million shares will have been registered under the Securities Act and will be freely tradeable, and approximately 2.3 million shares will be saleable subject to compliance with the requirements of Rule 144. The remaining approximately 240,000 shares of Common Stock will be tradeable subject to the holding period restrictions under, and compliance with the other requirements of, Rule 144 discussed above. See "Summary--The Offering."

     As of December 31, 1996, the Company also had outstanding 1,027,193 shares of its Series A Convertible Preferred Stock and warrants to issue an additional 108,000 shares of Series A Convertible Preferred Stock. Such shares of Series A Convertible Preferred Stock are convertible into a presently indeterminate number of shares of Common Stock. If, however, $7.1875 per share (the last reported sale price of the Common Stock on the Nasdaq National Market on March 11, 1997) were used to determined the number of shares of Common Stock issuable as of the first date on which the shares of the outstanding Series A Convertible Preferred Stock may be converted after the date of this Prospectus, the Company would be obligated to issue a total of approximately 5,420,000 shares of Common Stock if all shares of Series A Convertible Preferred Stock outstanding or issuable upon the exercise of the Series A Convertible Preferred Stock Warrants were converted on such dates. All such shares have been registered for resale under the Securities Act. See "--Effect of Conversion of Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock."

     In addition, as of December 31, 1996, approximately 1.1 million shares of Common Stock were issuable upon exercise of presently outstanding warrants (excluding the warrants issued in connection with the 1996 and 1997 Private Placements and approximately 450,000 shares of Common Stock offered hereby issuable upon exercise of certain warrants issued in other private placement tranactions), and approximately 7.5 million shares of Common Stock were issuable upon exercise of presently outstanding options (excluding approximately 70,000 shares of Common Stock offered hereby issuable upon exercise of certain options issued in other private placement transactions). Such shares are entitled to certain registration rights, and upon the effectiveness of a registration statement covering such shares, would be eligible for resale in the public market without restriction under the Securities Act. Until any such registration is effective, such shares of Common Stock would be tradeable subject to the holding period restrictions under, and compliance with the other requirements of, Rule 144 discussed above.

     Kenneth Berg, the Company's Chairman and Chief Executive Officer, and Mel Harris, one of the Company's Directors, each has agreed for the 14-month period following the original issuance of the Series B Convertible Preferred Stock, not to sell, and not to permit any of their controlled affiliates to sell, more than 10% of the Common Stock owned by such stockholder as of such date without the prior consent of the placement agent in connection with the private placement of the Series B Convertible Preferred Stock.

     No predictions can be made as to the effect that sales of Common Stock under Rule 144, pursuant to a registration statement or otherwise, or the availability of shares of Common Stock for sale, will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market, or the perception that such sales could occur, could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through an offering of its equity securities. Further, certain of the share amounts set forth above under the caption "Shares Available for Future Sale" are estimates based only on recent market prices, are subject to adjustment, and could be materially less or more than such estimated amounts depending upon factors which cannot be predicted at this time, including, among others, the future market price per share of the Common Stock and conversion decisions made by holders of both the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock. See "Risk Factors--Dilutive Effect of Options and Warrants; Shares Available for Future Sale," and "--Effect of Conversion of Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock."

                             SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Shares to be offered hereby as of February 27, 1997, and as adjusted to reflect the sale of the securities offered hereby, by the Selling Stockholders. Except as otherwise indicated, to the knowledge of the Company, all persons listed below have sole voting and investment power with respect to their securities, except to the extent that authority is shared by spouses under applicable law or as otherwise noted below. The information in the table concerning the Selling Stockholders who may offer Common Shares hereunder from time to time is based on information provided to the Company by such securityholders, except for the assumed conversion ratio of shares of Series B Convertible Preferred Stock into Common Stock, which is based solely on the assumptions discussed or referenced in footnote (1) to the table. Information concerning such Selling Stockholders may change from time to time and any changes of which the Company is advised will be set forth in a Prospectus Supplement to the extent required. See "Plan of Distribution."

                                         COMMON SHARES                                COMMON SHARES
                                          BENEFICIALLY         COMMON SHARES          BENEFICIALLY
                                         OWNED PRIOR TO          TO BE SOLD            OWNED AFTER
                                       THE OFFERING/(1)/    IN THE OFFERING/(1)/      THE OFFERING
              NAME OF                  -----------------   --------------------   -------------------
        SELLING STOCKHOLDER            NUMBER    PERCENT          NUMBER          NUMBER      PERCENT
------------------------------------   -----------------   --------------------   -------------------

AG Arb Partners, L.P.                   15,570      *              15,570            0           0
AG Long Term Super Fund, L.P.           31,139      *              31,139            0           0
Angelo, Gordon & Co., L.P.              31,139      *              31,139            0           0
Michael Angelo                          38,924      *              38,924            0           0
Alfred Partners LLC                    124,557      *             124,557            0           0
ARBCO Associates, L.P.                  77,848      *              77,848            0           0
Gerard K. Cappello                      15,570      *              15,570            0           0
Linda Cappello                          23,355      *              23,355            0           0
Robert A. Davidow and Diana R.          77,848      *              77,848            0           0
 Davidow, JTWROS
Deere Park Capital Management,         155,697     1.0%           155,697            0           0
 Inc.
DFG Corporation                          5,558      *               5,558            0           0
Elliott Associates, L.P.               311,934     1.9%           311,934            0           0
European American Securities Inc.       23,355      *              23,355            0           0
Fayerweather Associates                 38,924      *              38,924            0           0
Christomano B. Garcia Trust             15,570      *              15,570            0           0
Gotham Capital III, L.P.               264,685     1.6%           264,685            0           0
High Risk Opportunities HUB            155,697     1.0%           155,697            0           0
 Fund Ltd.
JMG Capital Partners, L.P.             155,697     1.0%           155,697            0           0
KA Investments LDC                      18,684      *              18,684            0           0

                                         COMMON SHARES                                COMMON SHARES
                                          BENEFICIALLY         COMMON SHARES          BENEFICIALLY
                                         OWNED PRIOR TO          TO BE SOLD            OWNED AFTER
                                       THE OFFERING/(1)/    IN THE OFFERING/(1)/      THE OFFERING
              NAME OF                  -----------------   --------------------   -------------------
        SELLING STOCKHOLDER            NUMBER    PERCENT          NUMBER          NUMBER      PERCENT
------------------------------------   -----------------   --------------------   -------------------

Andrew Kaplan                            7,785      *               7,785            0           0
Jerry Kaplan                            10,899      *              10,899            0           0
Stanley A. Kaplan                       15,570      *              15,570            0           0
Karpnale Investment PTE LTD             77,848      *              77,848            0           0
Kayne, Anderson Non-Traditional         77,848      *              77,848            0           0
 Investments, L.P.
Charles B. Krusen                       15,570      *              15,570            0           0
LAKE Management LDC                    149,469      *             149,649            0           0
Lakeshore International, Ltd.          116,773      *             116,773            0           0
LICAP Partners                          62,279      *              62,279            0           0
Theodore Meisel                         31,139      *              31,139            0           0
Merced Partners L.P.                    38,924      *              38,924            0           0
Nelson Partners                        155,697     1.0%           155,697            0           0
Newberg Family Trust UTA DTD           155,697     1.0%           155,697            0           0
 12/18/90
NU Investments LLC                      28,025      *              28,025            0           0
NY-DBL Diamond Group                    31,139      *              31,139            0           0
Offense Group Associates, L.P.         155,697     1.0%           155,697            0           0
Olympus Securities, Ltd.               155,697     1.0%           155,697            0           0
Palamundo LDC                            2,569      *               2,569            0           0
ProFutures Special Equities Fund,       77,848      *              77,848            0           0
 L.P.
John J. Pujol                            7,785      *               7,785            0           0
Pyramid Investments LLC                 38,924      *              38,924            0           0
Raphael, L.P.                           38,924      *              38,924            0           0
RGC International Investors LDC        194,621    1.2%            194,621            0           0
Alfred Romano                            7,785      *               7,785            0           0
RSP VI Limited Partnership              23,355      *              23,355            0           0
Seneca Capital L.P.                     51,567      *              51,567            0           0
Seneca Capital International            11,926      *              11,926            0           0
Lisa G. Shine                           10,899      *              10,899            0           0
SIL Nominees Ltd.                      249,115    1.5%            249,115            0           0

                                         COMMON SHARES                                COMMON SHARES
                                          BENEFICIALLY         COMMON SHARES          BENEFICIALLY
                                         OWNED PRIOR TO          TO BE SOLD            OWNED AFTER
                                       THE OFFERING/(1)/    IN THE OFFERING/(1)/      THE OFFERING
              NAME OF                  -----------------   --------------------   -------------------
        SELLING STOCKHOLDER            NUMBER    PERCENT          NUMBER          NUMBER      PERCENT
------------------------------------   -----------------   --------------------   -------------------

Strome Global Income Fund               15,570      *              15,570            0           0
Strome Offshore Limited                202,406    1.3%            202,406            0           0
Strome Susskind Hedgecap Fund,         202,406    1.3%            202,406            0           0
L.P.
Strome Susskind Hedgecap Fund,          85,633      *              85,633            0           0
L.P.
The Tail Wind Fund Ltd.                 70,064      *              70,064            0           0
Trust Company of America FBO           173,291    1.1%            173,291            0           0
Perspective Advisory Company
Jeffrey Ullman                          38,924      *              38,924            0           0
Western Reserve Life Assurance          46,709      *              46,709            0           0
Company
Western Reserve Life Assurance          13,546      *              13,546            0           0
Company
Wood Gundy London Ltd.                  77,848      *              77,848            0           0
ZPG Securities                           6,228      *               6,228            0           0
Ad Marketing                            10,000(2)   *              10,000            0           0
Robert Courson                          75,000(2)   *              75,000            0           0
Bob Muh                                 25,000(2)   *              25,000            0           0
Don Wohl                               100,000(2)   *             100,000            0           0
Iacocca Capital Partners               250,000(2) 1.6%            250,000            0           0
Irving Link                             15,000(2)   *              15,000            0           0
Chris Furie                             30,000(2)   *              30,000            0           0
Mark Beychock                           15,000(2)   *              15,000            0           0
Ken Grief Family Trust                  26,633(2)   *              26,633            0           0
Robin Monroe & Josh Culver             128,571(2)   *             128,571            0           0

----------------
* Represents less than 1% of the outstanding Common Stock.

(1) Except in the case of Shares indicated with the footnote (2), such beneficial ownership represents an estimate of the number of shares of Common Stock issuable upon the conversion of shares of Series B Convertible Preferred Stock beneficially owned by such person (either directly or through the exercise of Series B Convertible Preferred Stock Warrants), assuming the last reported sales price of $7.1875 per share of Common Stock on March 11, 1997 was used to determine the number of shares of Common Stock issuable as of the first date on which Series B Convertible Preferred Stock may be converted and that all dividends on shares of Series B Convertible Preferred Stock are paid, in lieu of cash, in additional shares of

     Series B Convertible Preferred Stock. The actual number of shares of Common Stock offered hereby is subject to adjustment and could be materially less or more than the estimated amount indicated depending upon factors which cannot be predicted by the Company at this time, including, among others, application of the conversion provisions based on market prices prevailing at the actual date of conversion and whether dividends on shares of Series B Convertible Preferred Stock are paid in cash or in additional shares of Series B Convertible Preferred Stock. In order to calculate the number of shares of Series B Convertible Preferred Stock or Series B Convertible Preferred Stock Warrants to purchase such shares beneficially held, multiply the amount included in the column captioned "Common Shares Beneficially Owned Prior to the Offering" (other than share amounts indicated with the footnote (2)), by 0.064227. This presentation is not intended to constitute a prediction as to the future market price of the Common Stock or as to when holders will elect to convert shares of Series B Convertible Preferred Stock into shares of Common Stock. The shares of Series B Convertible Preferred Stock (other than the shares of Series B Convertible Preferred Stock issued as dividends) and the Series B Convertible Preferred Stock Warrants were issued in the 1997 Private Placement. See "Risk Factors--Effect of Conversion of Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock" and "Description of Capital Stock."

(2) Represents beneficial ownership of shares of Common Stock issued in other private placements.

                          DESCRIPTION OF CAPITAL STOCK

     The Company' s Certificate of Incorporation, as amended, authorizes the issuance of 55,000,000 shares of capital stock, of which 50,000,000 shares are designated as Common Stock, par value $0.01 per share, and 5,000,000 shares are designated as Preferred Stock, par value $0.01 per share, 1,350,000 of which have been designated as shares of 5 % Convertible Preferred Stock and 400,000 of which have been designated as 6% Convertible Preferred Stock. As of December 31, 1996, 15,861,310 shares of Common Stock (net of treasury shares) and 1,027,193 shares of Series A Convertible Preferred Stock were issued and outstanding. In March 1996, 1,200,000 shares of Series A Convertible Preferred Stock were issued in the 1996 Private Placements and, through December 31, 1996, 172,807 of such shares had been converted into 726,220 shares of Common Stock (excluding shares of Common Stock issued as payment-in-kind dividends). On February 27, 1997, 290,000 shares of Series B Convertible Preferred Stock were issued in the 1997 Private Placement.

COMMON STOCK

     Holders of Common Stock are entitled to one vote for each share of Common Stock on all matters submitted to a vote of stockholders. There are no cumulative voting rights. The rights, privileges and preferences of the holders of Common Stock are subject to the rights of the holders of the Series A Convertible Preferred Stock, the Series B Convertible Preferred Stock and of any shares of Preferred Stock that may be designated and issued by the Company in the future. Subject to the restrictions contained in Preferred Stock issued by the Company, holders of Common Stock are entitled to receive dividends when and if declared by the Board of Directors out of legally available funds. Upon any liquidation, dissolution or winding up of the Company, subject to the rights of holders of shares of Preferred Stock, holders of Common Stock are entitled to share pro rata in any distribution to the stockholders. Holders of Common Stock do not have preemptive or other subscription rights. Them are no redemption or sinking fund provisions applicable to the Common Stock.

     Pursuant to Section 2115 of the California Corporations Code (the "California Law"), a corporation incorporated in a State other than California (such as the Company, which is incorporated in Delaware) may nevertheless be subject to certain of the provisions of the California Law (as specified in Section 2115 of the California Law) applicable to California corporations (commonly designated a "Quasi-California Corporation") if more than one-half of its outstanding voting securities are owned of record by persons having addresses in California and more than half of its business is conducted in California (generally, if the average of its property factor, payroll factor and sales factor (as defined in Sections 25129, 25132 and 25134 of the California Revenue and Taxation Code) is more than 50 percent during its latest full income year). Such a foreign corporation will not be treated as a Quasi-California Corporation if, however, it has more than 800 holders of a class of securities qualified for trading on the Nasdaq National Market. Based on the stockholders list prepared for the Company' s 1996 Annual Meeting of Stockholders, the Company exceeds this requirement by a significant amount and, accordingly,
Section 2115 is not presently applicable to the Company.

PREFERRED STOCK

     The Company's Board of Directors, without the approval of the holders of the Common Stock, is authorized to designate for issuance up to 5,000,000 shares of Preferred Stock, in such series and with such rights, privileges and preferences as the Board of Directors may from time to time determine. As of the date of this Prospectus, 1,350,000 of such shares have been designated as Series A Convertible Preferred Stock, 1,027,193 of which were issued and outstanding as of December 31, 1996 and 108,000 are subject to the Series A Convertible Preferred Stock Warrants, and 400,000 of such shares have been designated as Series B Convertible Preferred Stock, 290,000 of which are issued and outstanding as of the date of this Prospectus and 29,000 of which are subject to Series B Convertible Preferred Stock Warrants. The Company has no current plans to issue any of the 42,000 shares of Series A Convertible Preferred Stock that are unissued and not subject to Series A Convertible

Preferred Stock Warrants or of the 81,000 shares of Series B Convertible Preferred Stock that are unissued and not subject to Series B Convertible Preferred Stock Warrants, except, in the case of Series B Convertible Preferred Stock, as dividends in respect of shares of Series B Convertible Preferred Stock outstanding from time to time.

  Series A Convertible Preferred Stock

     Each share of Series A Convertible Preferred Stock is entitled to receive dividends, payable quarterly, at the rate of 5 % per annum in preference to any payment made on any other shares of capital stock of the Company. Any dividend payable commencing more than 90 days after the date of issuance of the Series A Convertible Preferred Stock may be paid, at the option of the Company, either
(i) in cash or (ii) upon proper notice, in shares of Common Stock if such shares have been registered for resale under the Securities Act. If a dividend is paid in Common Stock, the shares to be issued as a dividend shall be valued at the average of the daily means between the low trading price and the closing price of the Common Stock over the three consecutive trading days prior to the related dividend record date. Each share of Series A Convertible Preferred Stock is also entitled to a liquidation preference of $25.00 per share, plus any accrued but unpaid dividends, in preference to any other class or series of capital stock of the Company. Except as otherwise provided by applicable law, holders of shares of Series A Convertible Preferred Stock have no voting rights.

     Commencing 91 days after the March 20, 1996 date of issuance, 10% of the number of shares of Series A Convertible Preferred Stock held of record by each holder on such 91st day became convertible into shares of Common Stock, and thereafter on the successive monthly anniversaries of such 91st day an equal number of such shares have or shall become convertible so that, approximately 13 months after original issuance, all shares of Series A Convertible Preferred Stock will be convertible into shares of Common Stock. The number of shares of Common Stock issuable upon conversion of shares of Series A Convertible Preferred Stock will equal the liquidation preference of the shares being converted divided by the then-effective conversion price applicable to the Common Stock (the "Series A Conversion Price"). The Series A Conversion Price, as of any date, shall be the lesser of (i) the actual selling price at which the holder converting has sold shares of Common Stock (if any) during the three trading days prior to conversion in a bona fide trade with an unaffiliated third party (which may not be less than the lowest trading price on the date of such trade as reported by the Nasdaq National Market) or (ii) the average of the daily means between the low trading price and the closing price of the Common Stock for the three consecutive trading days prior to conversion, in either case reduced by the Series A Applicable Percentage (as defined herein). The "Series A Applicable Percentage" is dependent upon the amount of time which has passed from original issuance to the date of measurement, being 13% up to the fourth month and from the fourth month to thirteenth month being 14%, 15 1/4%, 17%, 19 1/2%, 21%, 23%, 25%, 27% and 27 1/2% during each such month, and 29%
thereafter. At any date more than 13 months after the date of issuance, the Series A Conversion Price will be the lesser of (a) 71% of the average of the daily means between the low trading price of the Common Stock and the closing price of the Common Stock for all the trading days during the 13th month or (b) 71% of the average of the daily means between the low trading price and the closing price of the Common Stock during the three days immediately preceding the date of conversion. The Series A Conversion Price is at all times also subject to adjustment for customary anti-dilution events such as stock splits, stock dividends, reorganizations and certain mergers affecting the Common Stock. The shares of Series A Convertible Preferred Stock were originally placed in March 1996.

     The Series A Convertible Preferred Stock may be redeemed in whole or in part at any time beginning 14 months after the date of issuance, on at least 30 days' notice, at a redemption price equal to $25.00 per share plus accrued and unpaid dividends if (i) the average closing price of the Common Stock for the 20 consecutive trading days prior to the date of such notice exceeds $18.00 per share and (ii) the shares of Common Stock issuable upon conversion are subject to an effective resale registration statement under the Securities Act or may otherwise be sold pursuant to Rule 144(k) under such act. Further, the Company may require holders of Series A Convertible Preferred Stock to convert such shares into shares of Common Stock if the Company sells Common Stock for cash in a registered underwritten public offering and the underwriters agree to sell all shares of Common Stock that holders of Series A Convertible Preferred Stock desire to sell in the offering. In such event, the conversion price for such shares will be the public offering price, less the underwriters' gross spread, reduced by the Series A Applicable Percentage set forth above.

     The exact number of shares issuable upon conversion of all of the Series A Convertible Preferred Stock cannot currently be estimated but, generally, such issuances of Common Stock will vary inversely with the market price of the Common Stock. The holders of Common Stock ownership interest will be materially diluted by conversion of the Series A Convertible Preferred Stock, which dilution will depend on, among other things, the future market price of the Common Stock and the conversion decisions made by holders of the Series A Convertible Preferred Stock. The terms of the Series A Convertible Preferred Stock do not provide for any limit on the number of shares of Common Stock which the Company may be required to issue in respect thereof. Investors should review carefully the material under "Risk Factors--Effect of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock" and "Securities Market Factors" as well as the other information contained or incorporated by reference in this Prospectus.

  Series B Convertible Preferred Stock

     Each share of Series B Convertible Preferred Stock is entitled to receive dividends, payable commencing August 1, 1997 and thereafter quarterly on November 1, February 1, May 1 and August 1 of each year, when and as declared by the Company's Board of Directors, at the rate of 6% per annum in preference to any payment made on any shares of Common Stock or any other class or series of capital stock of the Corporation ranking junior to the Series B Convertible Preferred Stock. Any dividend payable after the date of issuance of the Series B Convertible Preferred Stock may be paid, at the option of the Company, either
(i) in cash or (ii) upon proper notice, in additional shares of Series B Convertible Preferred Stock valued at $100.00 per share, if (1) the shares of Common Stock issuable upon conversion of such Series B Convertible Preferred Stock have been registered for resale under the Securities Act (as provided for hereunder) and the registration statement, including the prospectus with respect to such shares of Common Stock, remains in effect at the date of the delivery of such shares of Series B Convertible Preferred Stock or (2) such shares of Common Stock may be sold pursuant to Rule 144(k) under the Securities Act of 1933, as amended (the "Securities Act"). Each share of Series B Convertible Preferred Stock is also entitled to a liquidation preference of $100.00 per share, plus any accrued but unpaid dividends, in preference to any other class or series of capital stock of the Company, other than the Series A Convertible Preferred Stock and any other class or series of capital stock which is entitled to priority over the Series B Convertible Preferred Stock; provided, however, that a share of Series B Convertible Preferred Stock which is converted into Common Stock prior to August 1, 1997 shall receive no adjustment for accrued dividends, and the liquidation preference of such shares, for conversion purposes, shall not include any amount in respect of accrued and unpaid dividends. Except as otherwise provided by applicable law, holders of shares of Series B Convertible Preferred Stock have no voting rights.

     Commencing the earlier of (i) 91 days after the date of issuance and (ii) the date that a registration statement registering the shares of Common Stock issuable upon conversion of the Series B Convertible Preferred Stock (including such shares issuable upon exercise of the Series B Convertible Preferred Stock Warrants) is declared effective by the Securities and Exchange Commission, 15 % (or such larger percentage as is determined by the Company in its sole discretion) of the number of shares of Series B Convertible Preferred Stock held of record by each holder on such day shall become convertible into shares of Common Stock, and thereafter on the successive monthly anniversaries of such day an equal number of such shares of Series B Convertible Preferred Stock shall become convertible. On and after November 1, 1997, all shares of Series B Convertible Preferred Stock will be convertible into shares of Common Stock. The number of shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock will equal the liquidation preference of the shares being converted divided by the then-effective conversion price applicable to the Common Stock (the "Series B Conversion Price"); provided, however, that a share of Series B Convertible Preferred Stock which is converted into Common Stock prior to August 1, 1997 shall receive no adjustment for accrued and unpaid dividends. The Series B Conversion Price as of any date during the eight-month period following the date of issuance shall be the lesser of (i) the actual selling price at which the holder converting has sold shares of Common Stock (if any) during the three trading days prior to conversion in a bona fide trade with an unaffiliated third party (which may not be less than the lowest trading price on the date of such trade as reported by the Nasdaq National Market) or (ii) the average of the daily means between the low trading price and the closing price of the Common Stock for the three consecutive trading days prior to conversion, in either case reduced by the Series B Applicable Percentage (as defined below). The Series B Conversion Price as of any date after the eight-month period following the date of issuance through the 14th month following the date of issuance shall be the lowest trading price of the Common Stock during the five trading days immediately preceding the date of conversion, reduced by the Series B Applicable Percentage. The "Series B Applicable Percentage" is dependent upon the amount of time which has passed from original issuance to the date of measurement, being 3% through the fourth month and from the fifth month through the end of the fourteenth month being 4%, 5%, 12%, 12 3/4%, 13 1/2%, 14 1/2%, 16%, 19%, 22% and
25%, respectively. At any date more than fourteen months after the date of issuance, the Series B Conversion Price will be the lesser of (a) 75% of the average of the daily mean between the low trading price of the Common Stock and the closing price of the Common Stock for all the trading days during the 14th month or (b) 75% of the average of the daily means between the low trading price and the closing price of the Common Stock during the five trading days immediately preceding the date of conversion. The Series B Conversion Price is at all times also subject to adjustment for customary anti-dilution events such as stock splits, stock dividends, reorganizations and certain mergers affecting the Common Stock. On February 27, 2000, all of the then outstanding shares of Series B Convertible Preferred Stock will be automatically converted into shares of Common Stock at the then-applicable Series B Conversion Price. Notwithstanding the foregoing, no holder of Series B Convertible Preferred Stock will be entitled to convert any share of Series B Convertible Preferred Stock into shares of Common Stock if, following such conversion, the holder and its affiliates (within the meaning of the Securities Exchange Act of 1934) will be the beneficial owners (as defined in Rule 13d-3 thereunder) of 10% or more of the outstanding shares of Common Stock.

     In addition, following conversion of the Series B Convertible Preferred Stock into shares of Common Stock, the initial holders of such shares of Common Stock will be limited on resales of such shares to the greatest of: (i) 10% of the average daily trading volume of the Common Stock for the five trading days preceding any such sale date; (ii) 20,000 shares and (iii) 10% of the trading volume for the Common Stock on the date of any such sale.

     Unless stockholder approval is received, the Company, pursuant to its listing obligation with the Nasdaq National Market, will be permitted to issue only up to approximately 3,150,000 shares of Common Stock upon conversion of shares of Series B Convertible Preferred Stock (including shares issuable upon exercise of the Series B Convertible Preferred Stock Warrants and shares of Series B Convertible Preferred Stock issuable in payment of dividends). If stockholder approval is not granted by stockholders or if such approval is not for any reason received by May 31, 1997, the Company will be obligated to redeem, at a premium, a sufficient number of shares of Series B Convertible Preferred Stock which, in its reasonable judgment, will permit conversion of the remaining shares of Series B Convertible Preferred Stock without breaching any obligation of the Company under the Company's listing agreement with the Nasdaq National Market and, upon issuance of all such 3,150,000 shares of Common Stock, the Company will be required upon subsequent conversion of shares of Series B Convertible Preferred Stock to redeem such shares for cash at a redemption price equal to the greater of (i) the related liquidation preference divided by the difference between (x) 100% and (y) the Applicable Percentage and (ii) the current price per share of the Common Stock, using the price per share of Common Stock determined as if such shares of Series B Convertible Preferred Stock were being converted, which the holders of such shares of Series B Convertible Preferred Stock would otherwise be entitled to receive upon conversion. Any delay in payment will cause such redemption amount to accrue interest at the rate of 0.1% per day until paid. The Company also will be required to pay all dividends on the remaining shares of Series B Convertible Preferred Stock in cash.

     The Company may require holders of Series B Convertible Preferred Stock to convert such shares into shares of Common Stock if the Company sells Common Stock for cash in a registered underwritten public offering and the underwriters agree to sell all shares of Common Stock that holders of Series B Convertible

Preferred Stock desire to sell in the offering. In such event, the conversion price for such shares will be the public offering price, less the underwriters' gross spread, reduced by the Applicable Percentage set forth above.

     The exact number of shares issuable upon conversion of all of the Series B Convertible Preferred Stock and offered hereby cannot currently be estimated but, generally, such issuances of Common Stock will vary inversely with the market price of the Common Stock. The holders of Common Stock ownership interest will be materially diluted by conversion of the Series B Convertible Preferred Stock, which dilution will depend on, among other things, the future market price of the Common Stock and the conversion decisions made by holders of the Series B Convertible Preferred Stock. Investors should review carefully the material under "Risk Factors--Effect of Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock" and "Securities Market Factors" as well as the other information contained or incorporated by reference in this Prospectus.

General

     Under applicable Delaware law and the Company's Certificate of Incorporation, the Company's Board of Directors has the authority, without further action by the stockholders, to issue additional shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon any series of unissued preferred stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. Issuance of additional shares of preferred stock may adversely affect the rights, privileges and preferences afforded the holders of Common Stock, including a decrease in the amount available for distribution to holders of the Common Stock in the event of a liquidation or payment of preferred dividends. The issuance of additional shares of preferred stock, and shares of Common Stock into which such preferred stock may be converted, may, among other things, have the effect of delaying, deferring or preventing a change in control of the Company, discouraging tender offers for the Company and inhibiting certain equity issuances until substantially all such shares are converted or redeemed. The Company currently has no plans to designate and/or issue any additional shares of preferred stock, except those issuable pursuant to the Convertible Preferred Stock Warrants and as dividends on shares of Series B Convertible Preferred Stock.

Warrants and Options

     In connection with certain 1996 private placement transactions, the Company agreed to issue to the placement agents in the transactions the Series A Convertible Preferred Stock Warrants to purchase 108,000 shares of Series A Convertible Preferred Stock at $25.00 per share and common stock warrants to purchase 40,500 shares of Common Stock at $7.75 per share. Such warrants are exercisable for a period of five years. Pursuant to its terms, the Series A Convertible Preferred Stock becomes convertible ratably over the fourth through thirteenth month after issuance at discounts to the future market price of Common Stock increasing from 13% to 29% over the same period. The number of shares of Common Stock issuable upon exercise of the common stock warrants is also subject to adjustment. None of such warrants had been exercised as of December 31, 1996. See "--Common Stock" and "--Preferred Stock--Series A Convertible Preferred Stock."

     In connection with the 1997 Private Placement, the Company agreed to issue to the Placement Agent the Series B Convertible Preferred Stock Warrants to purchase 29,000 shares of Series B Convertible Preferred Stock at $100.00 per share. The Series B Convertible Preferred Stock Warrants are exercisable for a period of three years from the date of issuance for securities that are substantially identical to the Series B Convertible Preferred Stock. In addition, on each of the first and second anniversary of the issuance of the Series B Convertible Preferred Stock Warrants, the Company may, at its option, call the warrants for mandatory exercise for one-third of the original shares issuable upon exercise, subject to adjustment, provided, that the Common Stock issuable upon conversion of the Series B Convertible Preferred Warrant stock have been registered for resale under the Securities Act, and a current prospectus is available on the date of delivery of such stock. The Series B Convertible Preferred Stock Warrants, at the option of the holder, may be exercised on a net basis without the payment of additional consideration pursuant to their terms, subject to the prevailing market price of the Company's Common Stock on the date of exercise. The Company will be obligated to register the shares of Common Stock issuable upon exercise and conversion of the Series B Convertible Preferred Stock Warrants for resale under the Securities Act.

     In addition to the warrants issued in connection with the 1996 Private Placements and the 1997 Private Placement, the Company had outstanding as December 31, 1996 warrants to purchase an aggregate of approximately 1.1 million shares of Common Stock (excluding approximately 450,000 shares of Common Stock offered hereby issuable upon exercise of certain warrants issued in other private placement transactions) at an average exercise price of $5.64 and presently outstanding options to purchase an aggregate of approximately 7.5 million shares of Common Stock (excluding approximately 70,000 shares of Common Stock offered hereby issuable upon exercise of certain options issued in other private placement transactions) at a weighted average exercise price of $6.22.

DELAWARE LAW AND LIMITATIONS ON CHANGES IN CONTROL

     Section 203 of the Delaware General Corporation Law (the "DGCL") prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with a publicly-held Delaware corporation for three years following the date such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of 66-2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

     The Company's bylaws require advance notice of any action (including nomination of directors) to be proposed at any annual or special meeting of stockholders and set forth other specific procedures that a stockholder must follow to properly bring any business in front of such a meeting. In addition, the bylaws provide that a special meeting of the Company's stockholders may only be called by the Chairman of the Board of Directors of the Company or by a majority of the total number of directors which the Company would have if there were no vacancies; no such meeting may be called by the stockholders. A director may be removed from office at any time, with or without cause by stockholders, but only by the affirmative vote of the holders of at least 75% of the then-outstanding shares of voting stock of the Company. Any amendment of the bylaws or certain provisions of the Certificate of Incorporation by stockholders will require the affirmative vote of the holders of at least 75% of the shares of Common Stock then outstanding.

     These bylaw provisions, the provisions authorizing the Board of Directors to issue preferred stock without stockholder approval and the provisions of
Section 203 of the DGCL could have the effect of delaying, deferring or preventing a change in control of the Company or the removal of existing management.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     The Company's Certificate of Incorporation provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law.

This provision has no effect on any non-monetary remedies that may be available to the Company or its stockholders, nor does it relieve the Company or its directors from compliance with federal or state securities laws. The Certificate of Incorporation also provides that each person who is or was or had agreed to become a director or officer of the Company or of certain affiliated entities shall be indemnified by the Company, in accordance with its Bylaws, to the full extent permitted from time to time by the Delaware General Corporation Law and that the Company may enter into one or more agreements with any person which provide for indemnification greater or different therefrom. The bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law. The bylaws also provide for advancement of expenses. Following any "change in control" of the Company of the type required to be reported under Item 1 to Form 8-K promulgated under the Exchange Act, any determination of entitlement to indemnification under the Company's Bylaws must be made by independent legal counsel.

TRANSFER AGENT AND REGISTRAR

The Transfer Agent and Registrar for the Common Stock, the Series A Convertible Preferred Stock and the Series B Convertible Preferred Stock is ChaseMellon Shareholder Services, L.L.C.

                              PLAN OF DISTRIBUTION

     The Selling Stockholders have advised the Company that the sale or distribution of the Common Stock may be effected directly to purchasers by the Selling Stockholders or by pledgees, donees, transferees or other successors in interest, as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions (which may involve crosses or block transactions) (i) on any stock exchange, in the Nasdaq National Market, or in the over-the-counter market, (ii) in transactions otherwise than on any stock exchange or in the over-the-counter market, or (iii) through the writing of options (whether such options are listed on an options exchange or otherwise) on, or settlement of short sales of, the Common Stock. Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the Selling Stockholder or by agreement between the Selling Stockholder and underwriters, brokers, dealers or agents, or purchasers. If the Selling Stockholders effect such transactions by selling Common Stock to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Stockholders or commissions from purchaser of Common Stock for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved). The Selling Stockholders and any brokers, dealers or agents that participate in the distribution of the Common Stock may be deemed to be underwriters, and any profit on the sale of Common Stock by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

     Under the securities laws of certain states, the Common Stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the Common Stock may not be sold unless the Common Stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

     The Company will pay all of the expenses incident to the registration, offering and sale of the Common Stock to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. The Company has agreed to indemnify the Selling Stockholders and their controlling persons against certain liabilities, including liabilities under the Securities Act. The Company estimates that the expenses of the offering to be borne by it will be approximately $145,000. The Company will not receive any proceeds from the sale of any of the Common Stock by the Selling Stockholders.

     Cappello & Laffer Capital Corp. acted as placement agent in connection with the placement of the Series B Convertible Preferred Stock which has been or will be converted into the Common Stock offered hereby, and said firm received a fee and warrants from the Company in connection therewith.

     The Company has informed the Selling Stockholders that the anti-manipulation provisions of Regulation M under the Exchange Act may apply to purchases and sales of Common Stock by the Selling Stockholders, and that there are restrictions on market-making activities by persons engaged in the distribution of the Common Stock. The Company has also advised the Selling Stockholders that if a particular offer of Common Stock is to be made on terms constituting a material change from the information set forth above with respect to the Plan of Distribution, then to the extent required, a Prospectus Supplement must be distributed setting forth such terms and related information as required.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock offered hereby has been passed upon for the Company by McKenna & Stahl, Irvine, California. Harry S. Stahl, a partner in McKenna & Stahl, owns options to acquire 30,000 shares of Common Stock.

                                    EXPERTS

     The consolidated financial statements incorporated herein by reference have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

================================================================================

No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus and, if given or made, such information or representations in connection with this offering must not be relied upon as having been authorized by the Company or by any Selling Stockholder. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information contained herein is correct as of any time subsequent to the date of this Prospectus.

                           ------------------------

                               TABLE OF CONTENTS


                                                                         Page

Available Information...................................................    2
Prospectus Summary......................................................    4
Risk Factors............................................................    8
Use of Proceeds.........................................................   13
Recent Developments.....................................................   13
Shares Available for Future Sale........................................   14
Selling Stockholders....................................................   16
Description of Capital Stock............................................   20
Plan of Distribution....................................................   27
Legal Matters...........................................................   28
Experts.................................................................   28

================================================================================

================================================================================





                               KOO KOO ROO, INC.


                                 COMMON STOCK
                          (Par Value $.01 per Share)



                                ---------------
                                  PROSPECTUS
                                ---------------



                                         , 1997



================================================================================

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.

     The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. All of the costs identified below will be paid by the Company. Except for the SEC registration fee, all amounts are estimates.

            SEC Registration Fee.............................   $ 12,145
            Nasdaq Listing Fee...............................     17,500
            Printing and Engraving Expenses..................     12,000
            Legal Fees and Expenses..........................     75,000
            Accounting Fees and Expenses.....................      5,000
            Registrar and Transfer Agent Fees and Expenses...      5,000
            Blue Sky Fees and Expenses.......................     10,000
            Miscellaneous Expenses...........................      8,355
                                                                --------

                   Total.....................................   $145,000
                                                                ========

Item 15.   Indemnification of Directors and Officers.

     The Company's Restated Certificate of Incorporation, as amended (the "Certificate of Incorporation"), provides that a director of the Company will not be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except in certain cases where liability is mandated by the Delaware General Corporation Law. This provision has no effect on any non-monetary remedies that may be available to the Company or its stockholders, nor does it relieve the Company or its directors from compliance with federal or state securities laws. The Certificate of Incorporation also provides that each person who is or was or had agreed to become a director or officer of the Company or of certain affiliated entities shall be indemnified by the Company, in accordance with its Bylaws, to the fullest extent permitted from time to time by the Delaware General Corporation Law and that the Company may enter into one or more agreements with any person which provide for indemnification greater or different therefrom. The Bylaws provide that each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director, officer or employee of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of another enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Delaware General Corporation Law. The Bylaws also provide for advancement of expenses. Following any "change in control" of the Company of the type required to be reported under Item 1 to Form 8-K promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), any determination of entitlement to indemnification under the Company's Bylaws must be made by independent legal counsel.

ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit No.   Description of Exhibit
----------    ----------------------
   4.1        Form of Certificate for Common Stock of Registrant /1/

   4.2        Form of Certificate for 5% Convertible Preferred Stock of Registrant /2/

   4.3        Certificate of Amendment to the Restated Certificate of Incorporation of Registrant /2/

   4.4        Certificate of Designations of 5% Convertible Preferred Stock of Registrant /2/

   4.5        Form of Warrant Agreement used in connection with the Company's February
              1995 private placement of Company Common Stock and Warrants /3/

   4.6        Form of Warrant Agreement used in connection with the Company's June 1995 private placement of Company Common Stock and Warrants /3/

   4.7        Form of Stock Purchase Agreement dated March 12, 1996 by and among the
              Registrant and the purchasers named therein /2/

   4.8        Form of Preferred Stock Investment Agreement dated March 20, 1996 by and among the Registrant and the purchasers named therein /2/

  *4.9        Form of 5% Convertible Preferred Stock Warrant Agreement dated March 20, 1996

  *4.10       Form of Common Stock Warrant Agreement dated March 12, 1996

   4.11       Certificate of Designations of Series B Convertible Preferred Stock of Registrant /4/

   4.12       Form of Certificate for Series B Convertible Preferred Stock /4/

   4.13       Series B Preferred Stock Investment Agreement dated February 27, 1997 by and among the Registrant and the purchasers named therein /4/

 **4.14       Form of Series B Preferred Stock Warrant Agreement dated February 27, 1997

 **5.1        Opinion of McKenna & Stahl

**23.1        Consent of McKenna & Stahl (included in Exhibit 5.1)

 *23.2        Consent of BDO Seidman, LLP

 *24.1        Power of Attorney (included on signature page of Registration Statement)

--------------

*    Filed herewith.
**   To be filed by amendment.

/1/ Incorporated by reference from the Company's Registration Statement on Form S-18 (No. 33-42487-NY) declared effective on October 15, 1991.
/2/ Incorporated by reference from the Company's Current Report on Form 8-K dated March 18, 1996.

/3/ Incorporated by reference from the Company's Amendment No. 2 to its Annual Report on Form 10-K/A for the fiscal year ended June 30, 1995.
/4/ Incorporated by reference from the Company's Current Report on Form 8-K dated February 27, 1997.

Item 17.   Undertakings.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

     (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Los Angeles, State of California, as of the 12th day of March, 1997.

                                       KOO KOO ROO, INC.

                                       By:/s/ Kenneth Berg
                                          -----------------------------
                                          Kenneth Berg, Chairman of
                                          the Board and Chief Executive Officer

                                       Date:  March 12, 1997


                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Kenneth Berg, Robert F. Kautz, John S. Kaufman, Michael D. Mooslin and Ronald D. Garber, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Exchange Act of 1933, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature                    Title                                Date
---------                    -----                                ----



/s/ Kenneth Berg             Chairman of the Board,               March 12, 1997
----------------------       Chief Executive
Kenneth Berg                 Officer and Director
                             (Principal Executive
                             Officer)


/s/ Robert F. Kautz          President of Koo Koo Roo,            March 12, 1997
----------------------       Inc., Chief Financial Officer
Robert F. Kautz              and Director (Principal
                             Financial Officer)


/s/ John S. Kaufman          President and Director               March 12, 1997
----------------------
John S. Kaufman


/s/ Michael D. Mooslin       President of Koo Koo Roo             March 12, 1997
----------------------       International and Director
Michael D. Mooslin


/s/ Mary E. Arnold            Vice President Finance               March 12, 1997
----------------------        (Principal Accounting Officer)
Mary E. Arnold

/s/ Morton J. Wall            Treasurer and Director               March 12, 1997
----------------------
Morton J. Wall

/s/ Kory L. Berg              Director                             March 12, 1997
----------------------
Kory L. Berg

/s/ Lee A. Iacocca            Director                             March 12, 1997
----------------------
Lee A. Iacocca

/s/ Donald Wohl               Director                             March 12, 1997
----------------------
Donald Wohl

/s/ Jess M. Ravich            Director                             March 12, 1997
----------------------
Jess M. Ravich

/s/ Mel Harris                Director                             March 12, 1997
----------------------
Mel Harris

                                 EXHIBIT INDEX

                                                                                                           Sequential
Exhibit No.   Description of Exhibit                                                                        Page No.
----------    ----------------------                                                                        --------
   4.1        Form of Certificate for Common Stock of Registrant /1/

   4.2        Form of Certificate for 5% Convertible Preferred Stock of Registrant /2/

   4.3        Certificate of Amendment to the Restated Certificate of Incorporation of Registrant /2/

   4.4        Certificate of Designations of 5% Convertible Preferred Stock /2/

   4.5        Form of Warrant Agreement used in connection with the Company's February
              1995 private placement of Company Common Stock and Warrants /3/

   4.6        Form of Warrant Agreement used in connection with the Company's June 1995 private placement of Company Common Stock and Warrants /3/

   4.7        Form of Stock Purchase Agreement dated March 12, 1996 by and among the
              Registrant and the purchasers named therein /2/

   4.8        Form of Preferred Stock Investment Agreement dated March 20, 1996 by and among the Registrant and the purchasers named therein /2/

  *4.9        Form of 5% Convertible Preferred Stock Warrant Agreement dated March 20, 1996

  *4.10       Form of Common Stock Warrant Agreement dated March 12, 1996

   4.11       Certificate of Designations of 6% Convertible Preferred Stock of Registrant /4/

   4.12       Form of Certificate for 6% Convertible Preferred Stock /4/

   4.13       Series B Preferred Stock Investment Agreement dated February 27, 1997 by and among the Registrant and the purchasers named therein /4/

 **4.14       Form of Series B Preferred Stock Warrant Agreement dated February 27, 1997

 **5.1        Opinion of McKenna & Stahl

**23.1        Consent of McKenna & Stahl (included in Exhibit 5.1)

 *23.2        Consent of BDO Seidman, LLP

 *24.1        Power of Attorney (included on signature page of Registration Statement)

--------------

*    Filed herewith.
**   To be filed by amendment.

/1/ Incorporated by reference from the Company's Registration Statement on Form S-18 (No. 33-42487-NY) declared effective on October 15, 1991.

/2/ Incorporated by reference from the Company's Current Report on Form 8-K dated March 18, 1996.

/3/ Incorporated by reference from the Company's Amendment No. 2 to its Annual Report on Form 10-K/A for the fiscal year ended June 30, 1995.

/4/ Incorporated by reference from the Company's Current Report on Form 8-K dated February 27, 1997.